Exhibit 99.1

Nanox Announces Third Quarter of 2025 Financial Results and

Provides Business Update

Management to host conference call and webcast Thursday, November 20, 2025, at 8:30 AM ET

Company advances commercialization and is on track to meet year-end system deployment target

PETAH TIKVA, Israel— November 20, 2025 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the third quarter ended September 30, 2025, and provided a business update.

Recent Highlights:

●	Generated $3.4 million in revenue in the third quarter of 2025, compared to $3.0 million in the third quarter of 2024.

●	Acquired 100% of the stock of Vaso Healthcare IT, a provider of healthcare information technologies solutions, for cash and future operational based earnouts.

●	Secured new commercial collaborations to accelerate commercialization of the Nanox.ARC and AI Solutions globally.

●	Advanced clinical work supporting the use of Nanox solutions and adding Cedars-Sinai in Los Angeles and Olympe Imagerie in Paris as clinical trial sites.

●	Made inroads into the European market, signing ARC distribution partnerships with EXRAY, a Czech imaging equipment distributor, and Althea France SARL, one of Europe’s largest independent providers of medical technology services.

●	“We made a significant progress across our three strategic growth pillars in the third quarter. These pillars focus on advancing Nanox technologies and market expansion, continuing to build out our AI infrastructure, and doing all of this with improved operational efficiency,” said Erez Meltzer, Nanox Chief Executive Officer and Acting Chairman of the Board. “During the quarter, we entered into multiple collaborations around the world to advance commercialization of both the Nanox.ARC and AI solutions, capped by the acquisition of Vaso Healthcare IT which aims to enlarge our growing AI solutions business. Our organization is focused on execution and is well-positioned to build on our momentum in the coming years.”

Financial results for three months ended September 30, 2025

For the three months ended September 30, 2025 (the “Reported Period”), the Company reported a net loss of $13.7 million, compared to a net loss of $13.6 million for the three months ended September 30, 2024 (the “Comparable Period”), representing an increase of $0.1 million.

The Company reported revenue of $3.4 million in the Reported Period, compared to $3.0 million in the Comparable Period. During the Reported Period, the Company generated revenue through teleradiology services, the sale and deployment of its imaging systems and its AI solutions.

The Company’s gross loss during the Reported Period totaled $2.9 million (gross loss margin of (84%)) on a GAAP basis, compared to $2.8 million (gross loss margin of (93%)) in the Comparable Period. Non-GAAP gross loss for the Reported Period was $0.3 million (gross loss margin of approximately (8%)), compared to gross loss of $0.2 million (gross loss margin of approximately (6%)) in the Comparable Period.

The Company’s revenue from teleradiology services for the Reported Period was $3.1 million, compared to revenue of $2.6 million in the Comparable Period. The Company’s GAAP gross profit from teleradiology services for the Reported Period was $0.8 million (gross profit margin of approximately 25%), compared to $0.3 million (gross profit margin of approximately 13%) in the Comparable Period. Non-GAAP gross profit of the Company’s teleradiology services for the Reported Period was $1.3 million (gross profit margin of approximately 43%) compared to $0.9 million (gross profit margin of approximately 35%) in the Comparable Period. The increases in the Company’s revenue and gross profit margins from teleradiology services were mainly attributable to customer retention, increased rates and increased volume of the Company’s teleradiology reading services during the weekdays and weekends.

During the Reported Period, the Company generated revenue through the sales and deployment of its imaging systems and OEM services which amounted to $175 thousand for the Reported Period, with a gross loss of $1.7 million on a GAAP and non-GAAP basis, compared to a revenue of $29 thousand with a gross loss of $1.5 million on a GAAP basis and Non-GAAP basis in the Comparable Period.

The Company’s revenue from its AI solutions for the Reported Period was $142 thousand with a gross loss of $1.9 million on a GAAP basis, compared to a revenue of $434 thousand with a gross loss of $1.6 million in the Comparable Period. Non-GAAP gross profit of the Company’s AI solutions for the Reported Period was $75 thousand, compared to Non-GAAP gross profit of $370 thousand in the Comparable Period.

Research and development expenses, net of grants received, for the Reported Period were $4.6 million compared to $4.7 million in the Comparable Periods, reflecting a decrease of $0.1 million. The decrease was mainly due to a decrease of $0.4 million in share-based compensation and $0.5 million in expenses related to our development activities which were mitigated by an increase of $0.5 million in salaries and wages and a decrease of $0.3 million in grants received.

Sales and marketing expenses for the Reported Period were $1.5 million compared to $0.9 million in the Comparable Period which represents an increase of $0.6 million, mainly due to an increase of $0.5 million in salaries and wages and $0.1 million in marketing activities with connection to the commercialization in the U.S. market which were mitigated by a decrease of $0.1 million in share-based compensation.

General and administrative expenses for the Reported Period were $5.3 million, compared to $5.7 million in the Comparable Period. The decrease of $0.4 million was mainly due to a decrease of $0.6 million in share-based compensation, decrease of $0.2 million in the Company’s legal expenses and a decrease of $0.2 million in D&O insurance expenses which was mitigated by an increase of $0.3 million in salaries and wages and an increase of $0.2 million in recruiting fees with connection to the commercialization in the U.S. market and employees recruitment.

Non-GAAP net loss attributable to ordinary shares for the Reported Period was $9.9 million, compared to $8.7 million in the Comparable Period. The increase of $1.2 million was mainly due to an increase of $0.1 million in the Non-GAAP gross loss and an increase of $1.1 million in the Non-GAAP operating expenses.

Non-GAAP gross loss for the Reported Period was $0.3 million, compared to a non-GAAP gross loss of $0.2 million in the Comparable Period. Non-GAAP research and development expenses, net of grants received for the Reported Period, were $4.3 million, compared to $4.0 million in the Comparable Period. Non-GAAP sales and marketing expenses for the Reported Period were $1.3 million, compared to $0.6 million in the Comparable Period. Non-GAAP general and administrative expenses for the Reported Period were $4.6 million, compared to $4.5 million in the Comparable Period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, expenses related to an offering and legal fees in connection with the class-action litigation. A reconciliation between GAAP and non-GAAP financial measures for the three and nine months periods ended September 30, 2025, and 2024 is provided in the financial results that are part of this press release.

Limited Guidance

Based on current market conditions and assuming that macroeconomic trends, including tariff policy, inflation, interest rate levels and supply chain costs do not materially impede activity in the medical technology industry generally, or for the Company specifically, the Company anticipates that the number of clinical, demo, and commercial units in various stages of deployment will grow to over 100 units by the end of 2025, on a worldwide basis.

2026 Full-Year Guidance

The guidance that follows supersedes all prior financial guidance or outlook statements made by the Company, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain known and unknown uncertainties and risks factors, many of which are beyond the Company’s control. Please see “Forward-Looking Statements” below for more information.

●	For the year 2026 we expect revenues to reach $35 million.

Liquidity and Capital Resources

As of September 30, 2025, the Company had total cash, cash equivalents, short-term and long-term deposits and marketable securities of $55.5 million, compared to $83.2 million as of December 31, 2024. During the reported period the Company experienced negative cash flow from operations of $30.4 million.

Other Assets

As of September, 30, 2025 the Company had property and equipment of $46.8 million, compared to $45.4 million as of December 31, 2024.

As of September 30, 2025, the Company had intangible assets of $62.0 million compared to $70.0 million as of December 31, 2024. The decrease was attributable to the periodic amortization of intangible assets in the amount of $8.0 million.

Shareholders’ Equity

As of September 30, 2025 the Company had approximately 65.4 million shares outstanding compared to 63.8 million shares outstanding as of December 31, 2024. During the third quarter of 2025, the Company sold approximately 1.4 million ordinary shares, which generated net proceeds of approximately $5.7 million, pursuant to the Company’s previously announced Controlled Equity OfferingSM Sales Agreement, dated as of June 7, 2024 with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC (collectively, the “Agents”) relating to the issuance and sale from time to time of the Company’s ordinary shares, an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement.

Conference Call and Webcast Details

Thursday, November 20, 2025 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and proprietary digital X-ray source.

Nanox’s vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI to enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment and maintaining a clinically driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source digital tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases, through Nanox’s subsidiary, Nanox.AI Ltd; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance better health outcomes worldwide. For more information, please visit www.nanox.vision

Forward-Looking Statements

This press release may contain forward-looking statements and forward-looking information (collectively, the “forward-looking statements”), that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to: guidance with respect to the number of units that the Company will have deployed by the end of the 2025 year the Company’s financial outlook, including expected revenue for the next fiscal year;the ability to successfully integrate VHC IT following the acquisition as well as to improve deployment speed pace and implementation quality; the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC; and the ability of the Company to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of its recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks relating to macroeconomic factors, including tariff policy, inflation, interest rate levels and supply chain costs; and (xi) potential litigation associated with our transactions; (xii) the Company’s ability to maintain expected growth and manage expenses.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. The forward-looking statements are provided to give additional information about management’s expectations and beliefs and may not be appropriate for other purposes. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, expenses relating to an offering and legal fees in connection with class-action litigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	September 30, 2025	December 31, 2024
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	45,186	39,304
Short-term deposits	-	15,500
Marketable securities	-	18,402
Accounts receivables net of allowance for credit losses of $186 as of September 30, 2025, and $112 December 31,2024, respectively.	1,937	1,805
Inventories	2,668	1,493
Prepaid expenses	783	827
Other current assets	739	1,349
TOTAL CURRENT ASSETS	51,313	78,680

NON-CURRENT ASSETS:
Restricted deposit	373	337
Long-term deposits	10,354	10,000
Property and equipment, net	46,753	45,355
Operating lease right-of-use asset	3,635	3,843
Intangible assets	62,036	69,995
Other non-current assets	1,623	1,792
TOTAL NON-CURRENT ASSETS	124,774	131,322
TOTAL ASSETS	176,087	210,002

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	3,209	3,061
Accounts payable	1,412	2,209
Accrued expenses	2,298	3,968
Deferred revenue	273	140
Current maturities of operating lease liabilities	935	745
Other current liabilities	4,262	3,849
TOTAL CURRENT LIABILITIES	12,389	13,972

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,735	3,640
Deferred tax liability	2,293	2,576
Other long-term liabilities	961	695
TOTAL NON-CURRENT LIABILITIES	6,989	6,911
TOTAL LIABILITIES	19,378	20,883

COMMITMENTS AND CONTINGENCIES (Note 3)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at September 30, 2025 and December 31, 2024, 65,382,892 and 63,762,001 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	185	181
Additional paid-in capital	571,918	562,688
Accumulated other comprehensive loss	-	(1)
Accumulated deficit	(415,394)	(373,749)
TOTAL SHAREHOLDERS’ EQUITY	156,709	189,119
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	176,087	210,002

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2025	2024	2025	2024
REVENUE	9,302	8,283	3,447	3,031

COST OF REVENUE	18,473	16,002	6,329	5,843

GROSS LOSS	(9,171)	(7,719)	(2,882)	(2,812)

OPERATING EXPENSES:
Research and development, net	14,398	14,781	4,586	4,749
Sales and marketing	3,666	2,521	1,488	887
General and administrative	15,541	16,669	5,276	5,711
Other expenses (income), net	40	81	3	(20)
TOTAL OPERATING EXPENSES	33,645	34,052	11,353	11,327
OPERATING LOSS	(42,816)	(41,771)	(14,235)	(14,139)
REALIZED INCOME (LOSS) FROM SALE OF MARKETABLE SECURITIES	-	2	-	2
FINANCIAL INCOME, net	1,073	2,050	457	404
OPERATING LOSS BEFORE INCOME TAXES	(41,743)	(39,719)	(13,778)	(13,733)

INCOME TAX BENEFIT	98	264	94	94
NET LOSS	(41,645)	(39,455)	(13,684)	(13,639)

BASIC AND DILUTED LOSS PER SHARE	(0.65)	(0.68)	(0.21)	(0.23)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	64,025	58,182	64,324	58,624

Net Loss	(41,645)	(39,455)	(13,684)	(13,639)
Other comprehensive income (loss):
Reclassification of net income realized in income statement	-	(2)	-	(2)
Unrealized gain (loss) from marketable securities	1	319	(1)	66
Total other comprehensive income (loss):	1	317	(1)	64
Total comprehensive loss	(41,644)	(39,138)	(13,685)	(13,575)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2025	63,762,001	181	562,688	(1)	(373,749)	189,119
Changes during the period:
Issuance of ordinary shares, net of issuance expenses **	1,420,903	4	5,691	-	-	5,695
Issuance of ordinary shares upon exercise of RSUs	9,735	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	74,027	*	163	-	-	163
Issuance of ordinary shares due the settlement of contingent earnout	116,226	*	-	-	-	*
Share-based compensation	-	-	3,376	-	-	3,376
Unrealized gain from marketable securities	-	-	-	1	-	1
Net loss for the period	-	-	-	-	(41,645)	(41,645)
BALANCE AT SEPTEMBER 30, 2025	65,382,892	185	571,918	-	(415,394)	156,709

*	Less than $1.

**	Issuance expenses totaled to $146.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2024	57,778,628	165	515,887	(305)	(320,233)	195,514

Changes during the period:

Issuance of ordinary shares upon exercise of options	743,306	2	1,664	-	-	1,666
Share-based compensation	-	-	5,845	-	-	5,845
Unrealized gain from marketable securities	-	-	-	317	-	317
Net loss for the period	-	-	-	-	(39,455)	(39,455)
BALANCE AT SEPTEMBER 30, 2024	58,521,934	167	523,396	12	(359,688)	163,887

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JULY 1, 2025	63,939,620	181	565,086	1	(401,710)	163,558
Changes during the period:
Issuance of ordinary shares, net of issuance expenses **	1,420,903	4	5,691	-	-	5,695
Issuance of ordinary shares upon exercise of RSUs	3,245	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	19,124	*	42	-	-	42
Unrealized (loss) from marketable securities	-	-	-	(1)	-	(1)
Share-based compensation	-	-	1,099	-	-	1,099
Net loss for the period	-	-	-	-	(13,684)	(13,684)
BALANCE AT SEPTEMBER 30, 2025	65,382,892	185	571,918	-	(415,394)	156,709

*	Less than $1.

**	Issuance expenses totaled to $146.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JULY 1, 2024	58,497,123	167	521,069	(52)	(346,049)	175,135
Changes during the period:
Issuance of ordinary shares upon exercise of options	24,811	*	60	-	-	60
Other comprehensive gain	-	-	-	64	-	64
Share-based compensation	-	-	2,267	-	-	2,267
Net loss for the period	-	-	-	-	(13,639)	(13,639)
BALANCE AT SEPTEMBER 30, 2024	58,521,934	167	523,396	12	(359,688)	163,887

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(41,645)	(39,455)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	3,376	5,845
Amortization of intangible assets	7,959	7,959
Exchange rate differentials	186	(108)
Depreciation	891	839
Deferred tax liability, net	(283)	(283)
Realized income from sale of marketable securities	-	(2)
Amortization of premium, discount and accrued interest on marketable securities	108	(113)
Interest on long-term deposits	(354)	-
Loss from disposal of property and equipment	71	116
Changes in Operating Assets and Liabilities:
Accounts receivable	(132)	(8)
Change in inventories	(23)	(140)
Prepaid expenses and other current assets	654	1,206
Other non-current assets	30	183
Accounts payable	(852)	(1,972)
Operating lease assets and liabilities	493	104
Accrued expenses and other liabilities	(1,257)	(74)
Deferred Revenue	133	(246)
Other long-term liabilities	266	83
Net cash used in operating activities	(30,379)	(26,066)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(3,319)	(1,730)
Short-term deposits	15,500	-
Purchase of marketable securities	-	(33,017)
Proceeds from maturity of marketable securities	18,295	40,938
Net cash provided by investing activities	30,476	6,191

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of ordinary shares, net of issuance costs	5,695	-
Proceeds from issuance of ordinary shares upon exercise of options	163	1,666
Net cash provided by financing activities	5,858	1,666
EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(73)	25
NET CHANGE IN CASH AND CASH EQUIVALENTS	5,882	(18,184)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	39,304	56,377
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	45,186	38,193

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	103	106
Cash paid for income taxes	184	51
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Operating lease liabilities arising from obtaining operating right-of use assets	131	-
Non-cash purchase of property and equipment	54	-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit (loss), non-GAAP gross profit (loss) margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, expenses related to an offering and legal fees expenses in connection with class-action litigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
GAAP net loss attributable to ordinary shares	41,645	39,455	13,684	13,639
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	33	76	-	-
Less: Amortization of intangible assets	7,959	7,959	2,653	2,653
Less: Offering expenses	-	420	-	-
Less: Share-based compensation	3,376	5,845	1,099	2,267
Non-GAAP net loss attributable to ordinary shares	30,277	25,155	9,932	8,719
BASIC AND DILUTED LOSS PER SHARE	0.47	0.43	0.15	0.15
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	64,025	58,182	64,324	58,624

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	18,473	16,002	6,329	5,843
Non-GAAP adjustments:
Amortization of intangible assets	7,668	7,668	2,556	2,556
Share-based compensation	143	173	37	61
Non-GAAP cost of revenue	10,662	8,161	3,736	3,226

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(9,171)	(7,719)	(2,882)	(2,812)
Non-GAAP adjustments:
Amortization of intangible assets	7,668	7,668	2,556	2,556
Share-based compensation	143	173	37	61
Non-GAAP gross profit (loss)	(1,360)	122	(289)	(195)

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(99)%	(93)%	(84)%	(93)%
Non-GAAP adjustments:
Amortization of intangible assets	82%	92%	75%	85%
Share-based compensation	2%	2%	1%	2%
Non-GAAP gross profit (loss) margin	(15)%	1%	(8)%	(6)%

Reconciliation of GAAP research and development, expenses to Non-GAAP research and development expenses, net (U.S. dollars in thousands)

GAAP research and development expenses, net	14,398	14,781	4,586	4,749
Non-GAAP adjustments:
Share-based compensation	1,015	2,039	323	723
Non-GAAP research and development expenses, net	13,383	12,742	4,263	4,026

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	3,666	2,521	1,488	887
Non-GAAP adjustments:
Amortization of intangible assets	291	291	97	97
Share-based compensation	263	572	91	222

Non-GAAP sales and marketing expenses	3,112	1,658	1,300	568

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	15,541	16,669	5,276	5,711
Non-GAAP adjustments:
Class-action litigation and SEC investigation	33	76	-	-
Offering expenses	-	420	-	-
Share-based compensation	1,955	3,061	648	1,261

Non-GAAP general and administrative expenses	13,553	13,112	4,628	4,450